Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2019
(Confidential treatment requested)

Assets		
Cash and cash equivalents	$	20,986,425
Distribution fees receivable		1,633,946
Prepaid expenses and other		530,269
Deferred income taxes		14,111,198
Fixed assets, net		455,529
Right of use assets, net		1,103,245
Total assets	$	38,820,612
Liabilities and Member's Equity		
Liabilities		
Distribution fees payable	$	3,229,309
Administrative fees payable		6,137,248
Compensation payable		1,697,810
Due to affiliates		3,187,276
Accrued expenses and other liabilities		1,300,873
Operating lease liabilities		1,232,520
Incentive compensation liabilities		22,744
Total liabilities		16,807,780
Commitments, guarantees and contingencies (Notes 8, 10 and 11)		
Member's equity		
Member's equity	$	18,777,703
Retained earnings		3,235,129
Total member's equity		22,012,832
Total liabilities and member's equity	$	38,820,612

The accompanying notes are an integral part of these financial statements.